U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-29245

(Check One):

|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

                         For Period Ended: June 30, 2008

|_|  Transition Report on Form 10-K and Form 10-KSB
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q and Form 10-QSB
|_|  Transition Report on Form N-SAR

                      For the Transition Period Ended: N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant:         China Ivy School, Inc.

Former Name if Applicable:       N/A

Address of Principal Executive
Offices (Street and Number):     1 Suhua Road, Shiji Jinrong Building, Suite 801
City, State and Zip Code:        Suzhou Industrial Park, Suzhou City,
                                 Jiangsu Province, China

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

|X|  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b)    The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c)    The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

China Ivy Schools, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 due to a delay in completing the financial statements, and the audit procedures related thereto, required by the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Yongqi Zhu                  +86 512                   67625632
         ----------                  -------                   --------
            Name                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             CHINA IVY SCHOOL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Yongqi Zhu
    --------------
        Yongqi Zhu
        Chairman and Chief Executive Officer

    August 15, 2008